SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated July 13, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	2039A	July 13, 2007

07025451

SUPPL

7/25

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

07/13/07 04:37 AM

To "eleanor.besserman@ele..............." <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:2039A
Elementis PLC
13 July 2007

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3):

JP MORGAN NOMINEES
NORTRUST NOMINEE LTD A/C MHA01
NORTRUST NOMINEE LTD A/C MHF01
NORTRUST NOMINEE LTD A/C MKD01
NORTRUST NOMS LTD
NORTRUST NOMS LTD A/C CRI01
PRUCLT HSBC GIS NOM(UK) PAC AC
PRUCLT HSBC GIS NOM(UK) PPL AC

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

10 July 2007

6. Date on which issuer notified:

12 July 2007

7. Threshold(s) that is/are crossed or reached:

Reached 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares	Below 5%
Number of Voting Rights	Below 5%

Resulting situation after the triggering transaction

Number of shares		22,474,023
Number of voting rights	Direct	22,474,023
Number of voting rights	Indirect	0
% of voting rights	Direct	5.03%
% of voting rights	Indirect	0%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument - N/A

Expiration date - N/A

Exercise/ Conversion Period/ Date - N/A

Number of voting rights that may be acquired if the instrument is exercised/ converted.

N/A

% of voting rights - N/A

Total (A+B)

Number of voting rights	22,474,023
% of voting rights	5.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Prudential plc (parent company)

JP MORGAN NOMINEES	1,851,806
NORTRUST NOMINEE LTD A/C MHA01	2,350,000
NORTRUST NOMINEE LTD A/C MHF01	102,217
NORTRUST NOMINEE LTD A/C MKD01	6,000,000
NORTRUST NOMS LTD	60,000
NORTRUST NOMS LTD A/C CRI01	3,000,000
PRUCLT HSBC GIS NOM(UK) PAC AC	7,870,000
PRUCLT HSBC GIS NOM(UK) PPL AC	1,340,000

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: NONE

14. Contact name: Emma Thompson

15. Contact telephone number: 020 7548 2293

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure
and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

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HOLIIFVADRIVLID

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